COMMENTS RECEIVED ON MAY 17, 2012

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Core Income Multi-Manager Fund
Strategic Advisers Income Opportunities Fund of Funds

POST-EFFECTIVE AMENDMENT NO. 23 & 26

1. Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectus)

"Investment Objective"

"The fund seeks a high level of current income. The fund may also seek capital appreciation."

C: The Staff thinks "capital appreciation" should be a secondary objective.

R: Pursuant to Item 2 of Form N-1A, we have disclosed the fund's investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise. We believe that such investments are consistent with the fund's name and investment strategies.

2. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Strategic Advisers Income Opportunities Fund of Funds)

"A Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 0.80% of the fund's average daily net assets. Strategic Advisers has also contractually agreed to waive a portion of the fund's management fee in an amount equal to 0.30% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, sub-advisory fees, and acquired fund fees and expenses, if any), exceed 0.10% of its average net assets. These arrangements will remain in effect through July 31, 2013. Strategic Advisers may not discontinue or modify these arrangements without the approval of the Board of Trustees."

C: The Staff would like confirmation that the waiver termination date will match the waiver that is filed.

R: The waiver that is filed will include the waiver termination date.

3. Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectus)

"Fee Table"

"Portfolio Turnover
The fund will not incur transaction costs, such as commissions, when it buys and sells shares of affiliated funds and non-affiliated funds (or "turns over" its portfolio). If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance."

C: The Staff requests we disclose that underlying funds will incur transaction costs.

R: We believe the disclosure included in the prospectus is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between the fund's transaction costs and the fund's portfolio turnover rate. The transaction costs of the underlying funds the fund may invest in have no bearing on the fund's portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

4. Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

  "Normally investing primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities."

C: The Staff requests that we change "primarily in" to "primarily in underlying funds which invest in."

R: We believe the disclosure included in the prospectus satisfies Item 4 of Form N-1A and appropriately describes each fund's principal investment strategy of "normally investing primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities." We call the Staff's attention to the following disclosure, also in the Summary section, which we believe addresses the spirit of the Staff's comment: "Implementing investment strategies by investing indirectly in securities through one or more other funds, referred to as underlying funds, which in turn invest directly in securities."

5. Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

6. Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Potentially investing in non-income producing securities, including defaulted securities and common stocks."

C: The Staff requests that we disclose the market capitalization policy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

7. Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the credit quality and maturity for the debt securities.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity though we note that the fund discloses its policies relating to lower-quality debt. Accordingly, we have not modified disclosure.

8. Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market."

C: The Staff requests that we add an emerging markets risk to the "Principal Investment Risks" in the "Fund Summary" section.

R: The fund does not have a principal investment strategy to invest in emerging markets. Accordingly, we have not modified disclosure.

9. Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that we add small and mid-cap risks to "Principal Investment Risks" in the "Fund Summary" section.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

10. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"Shares of the fund generally are available only to: (i) employer-sponsored retirement plans (including profit sharing, 401(k), 403(b), 457(b), and similar plans) for which an affiliate of Strategic Advisers provides recordkeeping services; and (ii) Fidelity brokerage or mutual fund accounts held by individuals who currently own shares of the fund originally held in an employer sponsored retirement plan. You may buy or sell shares in various ways:

Internet
Plan Accounts: www.401k.com	All other accounts: www.fidelity.com
Phone
Plan Accounts:
For Individual Accounts (investing through a retirement plan sponsor or other institution), refer to your plan materials or contact that institution directly.
For Retirement Plan Level Accounts: Corporate Clients 1-800-962-1375 "Not for Profit" Clients 1-800-343-0860
All Other Accounts:
Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Plan Accounts:
Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015
All Other Accounts:
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
All Accounts:
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

There is no purchase minimum for fund shares."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

11. Strategic Advisers Income Opportunities Fund of Funds

"Investment Details" (prospectus)

"Principle Investment Risks"

"Floating Rate Loan Trading. The value of the collateral securing a floating rate loan can decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate. As a result, a floating rate loan may not be fully collateralized and can decline significantly in value. Floating rate loans generally are subject to legal or contractual restrictions on resale. The liquidity of floating rate loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual floating rate loans. For example, if the credit quality of a floating rate loan unexpectedly declines significantly, secondary market trading in that floating rate loan can also decline for a period of time. During periods of infrequent trading, valuing a floating rate loan can be more difficult, and buying and selling a floating rate loan at an acceptable price can be more difficult and delayed. Difficulty in selling a floating rate loan can result in a loss."

C: The Staff requests that we include a "Floating Rate Loan Trading" risk in the "Fund Summary" section.

R: We believe that the disclosure under "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections appropriately discloses the fund's principal risks. We note that the fund may invest in an underlying fund that could have significant exposure to floating rate loans. For this reason we believe it is important to disclose the floating rate loan trading risk, even though not considered to be a principal strategy or principal risk for the fund. If the risk associated with floating rate loan trading becomes a principal investment risk in the future, we will add disclosure at that time.

12. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee may also engage professional search firms to help identify potential Independent Trustee candidates with experience, qualifications, attributes, and skills consistent with the Statement of Policy. Additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, may be considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

13. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

14. Strategic Advisers Income Opportunities Fund of Funds

"Investment Policies and Limitations" (SAIs)

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation)."

C: The Staff requests confirmation, for the purposes of monitoring compliance with the fund's fundamental industry concentration limit, that the fund "looks through" to the investments of each underlying fund.

R: The fund is a funds of funds product. As the fund's fundamental concentration limit indicates, the fund does not intend to concentrate in any one industry. Further, the fund discloses that it does not treat "investment companies" as a particular industry for purposes of its concentration limit. We believe this approach is reasonable and consistent with old Guide 19 to Form N-1A, which provides that if a registrant selects its own industry classification, the classification must be reasonable and disclosed in the SAI, including a policy not to concentrate.

15. Strategic Advisers Core Income Multi-Manager Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy for the fund.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity. Accordingly, we have not modified disclosure.

16. Strategic Advisers Core Income Multi-Manager Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers, Inc. (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund's sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement."

C: The Staff questions why this language is included in the "Principal Investment Strategies" section and requests that the language be removed from the "Fund Summary" section of the prospectus.

R: We consider Strategic Advisers' operation as a "manager of managers" to be directly related to the Strategic Advisers Core Income Multi-Manager Fund's utilization of multiple sub-advisers as part of its principal investment strategies and believe the disclosure of the fund's principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the "Fund Summary" section of the prospectus.

17. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

FOLLOW-UP COMMENT RECEIVED ON JUNE 1, 2012

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Income Opportunities Fund of Funds

POST-EFFECTIVE AMENDMENT NO. 23 & 26

1. Strategic Advisers Income Opportunities Fund of Funds

"Investment Details" (prospectus)

"Principle Investment Risks"

"Floating Rate Loan Trading. The value of the collateral securing a floating rate loan can decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate. As a result, a floating rate loan may not be fully collateralized and can decline significantly in value. Floating rate loans generally are subject to legal or contractual restrictions on resale. The liquidity of floating rate loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual floating rate loans. For example, if the credit quality of a floating rate loan unexpectedly declines significantly, secondary market trading in that floating rate loan can also decline for a period of time. During periods of infrequent trading, valuing a floating rate loan can be more difficult, and buying and selling a floating rate loan at an acceptable price can be more difficult and delayed. Difficulty in selling a floating rate loan can result in a loss."

C: The Staff reiterates the request that we include a "Floating Rate Loan Trading" risk in the "Fund Summary" section.

R: We continue to believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. As previously noted, floating rate loan trading risk is not expected to be a principal investment risk for the fund. Therefore, it is not included in the Summary section. However, General Instruction C.3(b) under Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required. Because funds managed similarly to the way this fund is expected to be managed have invested in floating rate loans through underlying funds, and such investment impacted fund performance, we think floating rate loan trading is an important risk to disclose in an effort to avoid shareholder surprise, even though it is not expected to be a "principal" risk for the fund. Accordingly, we have not added disclosure. As previously noted, if the risk associated with floating rate loan trading becomes a principal investment risk in the future, we will add disclosure at that time.